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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                Santiago, Chile
                                 (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F |X|        Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes |_|               No |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                           Yes |_|               No |X|

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes |_|               No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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This report on Form 6-K is incorporated by reference into the Registration
Statement on Form F-4 of Empresa Nacional de Electricidad S.A., Registration No. 333-107533.

[LOGO] ENDESA

FOR IMMEDIATE RELEASE
                                                            Tomas Gonzalez
For further information contact:                            tgonzalez@endesa.cl
Jaime Montero
Investor Relations Director                                 Irene Aguilo
Endesa Chile                                                iaguilo@endesa.cl
(56-2) 634-2329
jfmv@endesa.cl                                              Suzanne Sahr
                                                            ssc@endesa.cl

              EMPRESA NACIONAL DE ELECTRICIDAD S.A. ANNOUNCES THAT
             THE EXCHANGE OFFER EXPIRED ON MONDAY, OCTOBER 20, 2003

Santiago, Chile, October 21, 2003 - Empresa Nacional de Electricidad S.A. (NYSE:
EOC) today announced that its offer to exchange (the "Exchange Offer") up to $400,000,000 of its new 8.350% notes due 2013 and up to $200,000,000 of its new
8.625% notes due 2015 (together, the "New Notes"), registered under the Securities Act of 1933, as amended, for its outstanding, unregistered 8.350% notes due 2013 and 8.625% notes due 2015 (together, the "Old Notes") expired on Monday, October 20, 2003 at 5:00 p.m., New York time.

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the Old Notes do not apply to the New Notes.

The following tenders were made by holders of Old Notes and accepted by the
Company:

o Approximately $395.2 million principal amount of the Company's old 8.350% notes due 2013, equal to approximately 99% of the total aggregate principal amount of such notes outstanding; and

o Approximately $195.8 million principal amount of the Company's old 8.625% notes due 2015, equal to approximately 98% of the total aggregate principal amount of such notes outstanding.

Upon settlement of the Exchange Offer, which is expected to occur on October 24, 2003, the tendering holders of the Company's old 8.350% notes due 2013 will receive a like principal amount of its new 8.350% notes due 2013, and the tendering holders of the Company's old 8.625% notes due 2015 will receive a like principal amount of its new 8.625% notes due 2015.

JPMorgan Chase Bank is serving as the Exchange Agent in connection with the Exchange Offer.

SOURCE Empresa Nacional de Electricidad S.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                         BY: /S/ HECTOR LOPEZ VILASECO
                                             -----------------------------------
                                                    Hector Lopez Vilaseco
                                                      General Manager

Dated: October 21, 2003